================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 4)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 4)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EARTHLINK NETWORK, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                               SPRINT CORPORATION
                                    (BIDDER)

                               ----------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   270322100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              DON A. JENSEN, ESQ.
                               SPRINT CORPORATION
                          2330 SHAWNEE MISSION PARKWAY
                             WESTWOOD, KANSAS 66205
                                 (913) 624-3326
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                              JOHN A. GRANDA, ESQ.
                          STINSON, MAG & FIZZELL, P.C.
                               1201 WALNUT STREET
                          KANSAS CITY, MISSOURI 64106
                                 (816) 842-8600

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
------------------------------------------------------------------------------
                $56,250,000                                    $11,250

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 *   For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,250,000 shares of Common Stock, $.01 par value per share, of Earthlink Network, Inc. at $45.00 per share.
**   1/50th of 1% of Transaction Valuation.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid: $11,250                 Filing party: Sprint Corporation
Form or registration no.: Schedule 14D-1 Date filed: February 18, 1998

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


CUSIP NO. 270322100                  14D-1 AND 13D            Page 2 of 7 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      SPRINT CORPORATION

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)[X]
                                                                (B)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS:
      WC

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
      KANSAS

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      6,644,996*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):

      55.0%

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*:
      CO

--------------------------------------------------------------------------------
* Reflects highest number of shares as to which voting power or dispositive power is shared by virtue of membership in the groups described in Item 2(a)-
   (d); (g).

                                 TENDER OFFER

     This Amendment No. 4 constitutes the final amendment (the "Final Amendment") to the Tender Offer Statement on Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on February 18, 1998 by Sprint Corporation ("Sprint") relating to the offer by Sprint to purchase 1,250,000 shares of common stock, par value $.01 per share (the "Shares" or "Common Stock"), of EarthLink Network, Inc., a Delaware corporation (the "Company"), at a price of $45 per Share, upon the terms and subject to the conditions set forth in the offer to Purchase dated February 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached to the Schedule 14D-1/13D as Exhibits
(a)(1) and (a)(2), respectively. This filing also constitutes amendment No. 4 to the Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of Sprint.

     Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1/13D.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended and supplemented by adding thereto the following:

     (a)-(d);(g) On June 5, 1998, the Company Stockholder Vote Matters were approved by the requisite votes of the stockholders of the Company at a special meeting thereof, and the Merger was consummated as contemplated in the Investment Agreement. As a result thereof, the Agreement to Vote and Tender Stock and the Agreement to Vote Stock are of no further force and effect and the Shares of Common Stock covered thereby are no longer deemed to be beneficially owned by the Purchaser except to the extent such shares are Covered Shares, which are subject to the Stockholders' Agreement. The Stockholders' Agreement became effective on June 5, 1998, and accordingly, the 5,394,996 Covered Shares are included in the shares beneficially owned by the Purchaser.

     Pursuant to the Merger, the 1,250,000 Shares of Common Stock of the Company purchased by the Purchaser pursuant to the Offer, and the 5,394,996 Covered Shares were converted into an equal number of shares of common stock of Newco.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 is hereby amended and supplemented by adding thereto the following:

     (a)-(b) The Offer expired at 1:30 p.m., New York City time, on Friday, June 5, 1998. Based on information provided by the Depositary, there were validly tendered and not withdrawn 7,538,299 shares of Common Stock. Of the 7,538,299 shares of Common Stock validly tendered and not withdrawn at such time, 1,250,000 were accepted for payment on a pro rata basis. On June 8, 1998, Sprint and the Company issued a joint press release attached hereto as Exhibit (a)(11).

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

     Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:

     (a)(11) Press Release jointly issued by Sprint and the Company, dated June 8, 1998.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1998

                                            Sprint Corporation


                                            By: /s/    Don A. Jensen
                                                -------------------------------
                                                Name:  Don A. Jensen
                                                Title: Vice President


                                                                 Exhibit (a)(11)

For Immediate Release

              EARTHLINK "SPRINTS" AHEAD CAPTURING #2 ISP POSITION
                             WITH 680,000 MEMBERS

  EarthLink completes tender offer with Sprint and launches unified Internet service; EarthLink sets on future, debuts new look

 ................................................

PASADENA, Calif., June 8, 1998 -- EarthLink Network, Inc. (NASDAQ: ELNK) announced today the completion of its tender offer and related transactions with Sprint Corporation. This announcement launches the EarthLink Sprint Internet service, which will pair EarthLink with Sprint's powerful network and marketing channels. Concurrently, EarthLink will debut its new logo, which will carry the Company's brand identity into the next century.

"EarthLink's intense focus on excellent service and support has allowed us to build momentum and surpass many of our early competitors," said Sky Dayton, founder and chairman of EarthLink. "Our alliance with Sprint will play a key role in further accelerating our growth. They've committed to put the power of the Sprint marketing machine behind our company. At the same time, we have already laid the operational groundwork to scale from hundreds of thousands to millions of members quickly."

"EarthLink is the perfect Internet access partner for Sprint," said William T. Esrey, chairman and CEO of Sprint. "We've been impressed with their unmatched focus on high quality service and their ability to consistently execute in this fast-moving industry. As we move ahead to implement or revolutionary Integrated On-Demand Network (ION), we look forward to providing EarthLink Sprint customers with faster, more robust Internet access than ever before."

Targeting the Masses

EarthLink and Sprint have worked closely to create marketing programs which will aggressively target the mass market and the installed customer bases of both companies. The EarthLink Sprint Internet service will be marketed in Sprint's long distance, local and PCS customer base channels. Additionally, Sprint is the official provider of long distance service to the National Football League
(NFL), for which EarthLink Sprint will be the exclusive Internet service. EarthLink Sprint will also be featured at 6,000 RadioShack locations and in Sprint's summer movie promotions.

The Deal

On February 11, 1998, EarthLink and Sprint announced a transaction to create a single, unified Internet service with the potential to reach millions of new customers. The deal provides EarthLink with significant network infrastructure, nearly $24MM in cash, a $100MM credit line, approximately 130,000 new members initially and commitments from Sprint to deliver a minimum of 750,000 new members to EarthLink over the next 5 years. Sprint acquired a 28 percent minority interest in EarthLink and two board seats, which will be occupied by Esrey and Patti Manuel, president and COO of Sprint's long distance division.

Moving Forward

EarthLink has achieved extraordinary growth: from zero to 680,000 members in less than four years. The company added 50,000 new members in April and May, and on Friday, June 5, successfully transitioned an estimated 130,000 Sprint Internet Passport customers to its service.

Dayton added, "With Sprint, we hope to take EarthLink to a whole new level. Today, we debut a new logo for EarthLink which signifies our commitment to the future. This new mark is bold, like our marketing, friendly, like our demeanor towards our members, and it is also incredibly simple, like our vision."

About Sprint

Sprint is a global communications company at the forefront in integrating long distance, local and wireless communications services, and one of the world's largest carriers of Internet traffic. Sprint built and operates the United States' only nationwide all-digital, fiber-optic network and is the leader in advanced data communications services. Sprint has $15 billion in annual revenues and serves more than 16 million business and residential customers.

About EarthLink

EarthLink is the world's largest independent Internet service provider. Through a full range of innovative access and hosting services, the company makes the Internet relevant and productive to hundreds of thousands of individuals and businesses every day. Headquartered in Pasadena, EarthLink provides local access to thousands of communities internationally from more than 1,400 points of presence. Additional service and pricing information is available by calling 800-395-8425 and through EarthLink's Web site at www.earthlink.net.